UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-41185

CUSIP NUMBER
365506203 (Units)

365506104 (Common Stock)

365506112 (Warrants)

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Gardiner Healthcare Acquisitions Corp.

Full Name of Registrant

N/A

Former Name if Applicable

3107 Warrington Road

Address of Principal Executive Office (Street and Number)

Shaker Heights, OH 44120

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gardiner Healthcare Acquisitions Corp., a Delaware corporation (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file timely its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) due to additional time needed to prepare information and disclosures required to be included in the Q3 2023 Form 10-Q.

As previously reported in the Company’s Form 12b-25 filed with the SEC on May 15, 2023, in relation to its preparation of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Q1 2023 Form 10-Q”), the Company issued several promissory notes to raise capital for ongoing operations. Such notes contained an option to the holder to exchange the note for warrants and a feature to receive a portion of the shares of common stock of the Company held by the Company’s sponsors. Issuance of these promissory notes required an independent valuation and an accounting determination as to how to account for different features of the promissory notes, which has now been completed and the Company’s Q1 2023 Form 10-Q was filed with the U.S. Securities and Exchange Commission on August 9, 2023.

Furthermore, as previously reported in the Company’s Form 8-K filed with the SEC on October 13, 2023, on such date (the “Dismissal Date”), the Company terminated BDO USA P.C. (“BDO”) as its independent registered public accounting firm for the Company. The termination was approved by the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) and the Board of the Company. The change in independent registered public accounting firm was not the result of any disagreement with BDO. On October 13, 2023, as approved by the Committee and the Board, the Company engaged RBSM LLP as the Company’s independent public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2023 and to review the Company’s quarterly financial statements for the quarters ended June 30, 2023 and September 30, 2023.

The delay in finalizing the Q1 2023 Form 10-Q and the Company’s change in its independent registered public accounting firm has resulted in a corresponding delay in the Company’s ability to prepare and file timely the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 2023 Form 10-Q”) and consequently the Q3 2023 Form 10-Q. The Company does not anticipate filing either the Q2 2023 Form 10-Q or the Q3 2023 Form 10-Q on or before November 20, 2023, the extended period provided for the filing of the Q3 2023 Form 10-Q under Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended, because the Company requires additional time to prepare the information required to be included in the Q2 2023 Form 10-Q and Q3 2023 Form 10-Q. However, the Company has been and intends to continue working diligently to file the Q2 2023 Form 10-Q and Q3 2023 Form 10-Q as soon as possible.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc F. Pelletier	216	633-6708
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Gardiner Healthcare Acquisitions Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2023	By:	/s/ Marc F. Pelletier
		Name:	Marc F. Pelletier
		Title:	Chairman and Chief Executive Officer